Filed by GX Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: GX Acquisition Corp.
Commission File No.: 001-38914

The following is a transcript of an interview with Dr. Robert Hariri, CEO & Founder, held on June 17th, 2021. Dr. Hariri’s interview can be found at https://www.channelchek.com/news-channel/Celularity___Investor_Forum_at_the_World_Stem_Cell_Summit.

Announcer

Welcome to this special edition of the C-suite series presented by channel check and Noble Capital Markets. Noble is an SEC registered FINRA licensed broker dealer in the source of the equity research available on channelcheck.com. This investor forum of the World Stem Cell Summit presentation features Celularity following a brief overview presentation from founder Chairman and CEO Dr. Robert Hariri. Noble biotech research representative Gregory Aurand will moderate a Q&A session. If you registered for this event through channelcheck.com. In the coming days, you'll be given an opportunity to get your own questions answered by the company. With that I'm pleased to present Dr. Robert Hariri.

Dr. Robert Hariri

Good morning. I'm Bob Hariri. I'm the chair, founder and CEO of Celularity which is a cellular medicine company very much focused on the next evolution of cellular therapy. And I'm grateful to have the opportunity to speak with you today at the Investor Forum of the World Stem Cell Summit. As a preface to a broader discussion and Q&A, I'd like to highlight some important differentiating features of the Celularity approach to delivering high performance cell therapies, which clearly define some of the unique attributes of our platform, as well as differentiating our approach to other companies in the industry. These following three important competitive differentiators resonate throughout the presentation. So, I'd like to first focus on the unique source of cells that Celularity employs to develop the cellular therapeutic products. Our company is credited with the discovery and defining that the postpartum placenta is a rich source of high-quality stem cells which can be procured and processed under very rigorous controls to deliver unique biological properties, including a high degree of stemness, which I'll speak to in a moment. The unique immunologic characteristics of the cells which make them the ideal universal donor material for developing off-the-shelf allogeneic therapies, and the breadth with which we can differentiate these cells into products that have a variety of biologically relevant properties. Stemness is a is a key feature of cells, derived from newborns, and stemness can best be thought of as an intrinsic advantage, proliferative and synthetic properties, which make them both more potent and capable of mass production and increased durability and performance when delivered clinically.

The next characteristic that helps define our company from others in this field is that we have an extremely broad and robust pipeline across a variety of programs and indications. And this provides as a possibility of a variety of value creation events, starting as early as the second quarter of this year, carrying through over the next several years, as defined in our pipeline slide here, which shows active programs in a variety of cancers, both hematologic malignancies, and solid tumors, as well as degenerative diseases. We've also had activities in infectious disease, and we have a robust program in biological materials as well. And the third characteristic that is, I think, quite defining for our business is that our platform is a true defined and dominant platform. Often companies describe themselves as platform technology businesses, when they take a defined asset, either to incorporate a specific tool set or a development strategy and leverage that in one or more indications. In contrast to that, Celularity is both responsible for the discovery, the definition of the manufacturing and scalability process for turning living cells into broadly deployable medicines. We have a range of cellular products from immunotherapeutic, to pro-regenerative and immunomodulatory products that can be used in a number of indications. These include immune cells, such as natural killer cells, T cells, which can be engineered to express a CAR construct. And these are all being deployed in degenerative diseases, infectious disease and cancer in the future. Celularity intends to leverage this extraordinarily rich source of cells into a range of engineered and native constructs that have activity in a range of disorders.

Celularity, because of this, can both be an independent, competitive player in the broad area of cellular medicine, as well as to be an ideal partner of choice for companies with products that are approved or in development in these different clinical areas. So please keep these three ideas in top of mind as I speak a little bit further, the superior stemness of cells derived from a newborn near term and long-term opportunities in our pipeline, and the and the ability to leverage the platform into really a very, very wide array of clinical opportunities. So Celularity is currently best described as a clinical stage biotech company, focused on leading what we see is the next evolution in cellular medicine. And this is very much focused on developing off-the-shelf allogeneic therapies, all derived from this unique source material.

The company's origins date back to Anthrogenesis, a company that I founded over 20 years ago, which at the end of 2002, merged into a rapidly growing biotech company called Celgene Corporation, and we built the cellular therapeutics division, at that time, very much focused on creating a highly proprietary placental cellular platform, as well as very deep expertise in all of the attributes necessary to turn living cells into medicines that includes things like process engineering, quality systems, and scalable manufacturing, all of which we believe are central to durable and sustainable success in this business. And then in 2017, after approximately 14 years, as part of Celgene Corporation, we were the first and only spinoff company from Celgene prior to its merger into Bristol Myers. The company Celularity is currently in the clinic or will be filing very shortly with the FDA to have four unique allogeneic placental derived cell types. These include unmodified natural killer cells, genetically modified natural killer cells, placental CAR T cells, and mesenchymal like adherent stromal cells derived from the placenta all of which are being deployed in a range of indications, as I mentioned before from cancer, including solid tumors as well as hematologic malignancies, serious viral infections, and a range of degenerative diseases.

The company is currently enrolling in four clinical trials. And we’ll be filing two additional IND’s (Investigational New Drug Applications), we anticipate being in four to five pivotal or registration enabling studies by year end. This clinical pipeline represents a variety of opportunities, what we like to describe as multiple shots on goal and a clinical strategy that can be readily extended to additional indications, we've been discussing in greater detail in a few moments. Let me speak in more detail about this characteristic of stemness. So, it's now increasingly recognized that greater stemness is associated with superior clinical responses to cellular immunotherapy. Celularity placental cell platform is characterized by this greater stemness which translates into better proliferative performance both in manufacturing and when delivered as a therapeutic, greater persistence in clinical applications, and these cells, because they are derived from a newborn, an immunologically naive new newborn, yield safer, more potent therapies with little or no risk of some of the immunologic adverse effects including things like graft versus host disease. And we've also shown that we do not elicit a significant host anti-therapeutic or anti-graft response. In fact, in our experience of treating hundreds of patients with placental derived cells, we have never identified the creation of allo-antibodies to these placental products. That is a unique property, and we believe, increases the versatility of using these cells in different applications. So, by harnessing the placenta’s unique biology, I mentioned to you the stemness. I also mentioned to you the fact that the placenta is nature's universal donor tissue. And by the way, this characteristic of immunologic tolerance inducing effect is obviously very relevant to the development of allogeneic products. And if you can imagine, the placenta is an organ that's produced for the developing fetus, which is a product of the combination of the genetic material of both the mother and the paternal system. So, the mother carrying that fetus and it’s placenta is a is a 50% donor of that genetic information, and therefore an incomplete tissue match. However, the mother carries that fetus and it’s placenta for nine months without rejection. In fact, if you consider that surrogate pregnancy, a mother carries a fetus and it’s placenta that she's contributed no genetic information to, yet she tolerates it as if it were an endogenous autologous tissue, that's a unique property that makes for an ideal platform for therapeutics. In addition, the stemness characteristic, which translates into a high degree of proliferative potential is obviously very well relevant to our ability to mass produce these cells, as well as for the cells to have a sustainable effect when administered clinically. If you think about it, cells from newborns, particularly cells from the placenta, give rise to cells which take up residence in the newborn. And those cells have the fidelity and differentiation, integrity, to be able to be differentiated and expanded over the lifetime of the individual. That proliferative potential translates into a high degree of, of expansion, fidelity in manufacturing, and consequently, also in the clinic. The recent data from the ASH Conference, the American Society of Hematology has specifically focused attention on this characteristic of stemness. Dr. Steven Rosenberg has published elegantly that the stemness feature is in fact correlated with a higher degree of clinical performance and better clinical outcomes. And so, this platform of placental technology with higher stemness is anticipated to benefit from that attribute. So, by harnessing this unique biology of the organ, the placenta, and through a very robust procurement and logistical system, which we've developed over the 20 years of our corporate history, we're able to develop therapeutic solutions at unparalleled scale, quality and ultimately, economics.

Celularity in its tenure, both as a private company prior to being part of Celgene during our time at Celgene Corporation and since our spin off in 2017, has developed an extremely powerful, deep and broad intellectual property position, covered by almost 1,000 issued patents covering everything from composition of matter to methods of manufacturing, analysis, and obviously clinical utility. The other important differentiating factor for Celularity, which I think in this industry of cellular medicine, which is clearly being recognized as here to stay deep understanding of how to turn living cells into medicines. Basically, the expertise around manufacturing quality systems is key to being a sustainable, successful enterprise in this field. The key to developing and delivering cellular therapies with quality, consistency and reliability is dependent upon that sophisticated manufacturing expertise.

The team here at Celularity has been manufacturing cells under GMP, Good Manufacturing Practices prescribed by the FDA for almost 15 years, and we've produced multiple cellular products, including immuno-therapeutic products, proregenerative therapeutic products, as well as biological products from blood centers that had been procured in one of the world's most experienced systems ever devised. Celularity and our predecessor companies have procured cells and other byproducts from over 50,000 newborn donors. And we have in our biorepository here at our headquarters, a cryo-preservation library of almost 100,000 newborn cell lines derived from this organ. The company has upon our spinoff from Celgene Corporation recreated our capabilities by building a purpose designed and constructed facility for both research, development as well as manufacturing and biorepository operations are state of the art facility is designed for parallel community commercial production of a variety of cellular therapy products, as well as advanced biomaterials and we're currently in production at our facility with three discrete cell products, natural killer cells, T cells, as well as pluripotent cells. And as well as other biologic products derived from the assembly line of turning living cells into the cellular medicines. So, in summary, the company is poised to be a leader in this industry by advancing the platform of technology from the placenta. And, and we are extremely experienced, as can be seen in this slide with a series of important milestones over the over the, over the year 2021. And several important upcoming milestones, including clinical data readouts and entry into the clinic with some of our advanced programs that we believe position us to be highly competitive in this industry going forward. So, in closing, I want to thank you very, very much. And I know we've covered several issues. But I'd like to be able to turn this over now to questions. And I'm joined here by our head of investor relations, Carlos Ramirez, who can also be a source of information going forward. Thank you.

Greg Aurand - Noble Capital Markets

Hi, this is Greg Aurand, and Noble Capital Markets. Thank you, Bob, for joining us today. We appreciate your time. And it was great, excellent, pleasant presentation. I do a couple of follow up questions regarding your presentation. And this is coming from the audience. A couple of things related to multiple indications that you expressed, can you provide some more context about the pipeline and when you’re releasing more results on the programs.

Bob

Certainly. So, we're truly fortunate in Celularity, because the placental source material provides us with access to the most primitive pluripotent stem cells, which as you know, can be used to derive a range of mature differentiated phenotypes, including immune cells, and the sheer abundance of the progenitor populations in this organ, making an ideal highly scalable resource for the mass production of cellular products. And among those products from the placenta, we have advanced to the clinic, natural killer cells from the placenta. We are filing an IND to introduce placental T cells, which can be engineered to express a variety of CAR constructs. We have pluripotent placental cells, which are both immunomodulatory and pro-regenerative. And we have a variety of other byproducts of our manufacturing system, which I can get into later. But the key focus, and the key thrust of our programs today is in immuno-oncology, where we have completed Phase1 studies using natural killer cells from a placenta that are not engineered, these are native natural killer cells. Our strategy for introducing and going into the clinic first with that product was the natural native function of natural killer cells, as a defense system against the transmission of a malignancy from the maternal carrier to the developing fetus. So, I might want to spend a couple of seconds speaking about that. One of our early observations, after defining that the placenta was a remarkable source of stem and progenitor cells for various purposes, was that in addition to this, this biological stem cell factory, that the placenta serves as it also serves an important role as a defense organ. And what I mean by that is, as you can imagine, human beings devote nine months of reproductive energy to a single offspring.

Under most instances, nature is a lot smarter than we are. And evolution has selected for a variety of activities and systems that defend this developing fetus against all types of threats. Those threats may be, for example, infectious disease threats, but they also can be the transmission of cells, which might be transformed, thereby putting the fetus at risk. We were fascinated by this many years ago and embarked on understanding the immuno-biology of the organ for lots of reasons to better understand its ability to be tolerated by an allogeneic host. But also, because we want to identify what was behind this native ability to defend against transmission of cancer. So just to give you a statistic that's very fascinating. About one in every 1,000 pregnant women have some form of cancer during pregnancy. Yet, reports of transmission of that maternal cancer to the developing fetus are essentially nonexistent. It's so incredibly rare that if a newborn has a cancer that they believe might have been transmitted in utero, it becomes the topic of a case report. We fundamentally believe that the placenta has evolved a part of its immune system, part of its innate immune system that's highly defensive against cancer cells. And when we took that into the laboratory, we identified that placental natural killer cells are an ideal weapon to identify, track to and destroy cells, which express stress antigens, such as cancer cells. And this is a very effective way we believe the placenta serves in that defensive role. That's a native property that we leveraged in our first entrance into the clinic in both AML and multiple myeloma. The results of those studies were quite fascinating to us, because in addition to the fact that we saw at the proper dose at the higher dose, we were getting responses in late stage, unresponsive AML patients, we also recognize that we could maximize and optimize the effect by both serial delivery of the of these products, as well as fine tuning the selection of patients for the program. So, we're now in a Phase 1B study in AML, which we believe will have some clinical readouts in the next several months, which we're optimistic about. We believe it will show that just the native unengineered natural killer cells from the placenta are an ideal therapeutic in certain applications. Now expanding from that, we also recognize that we have the capabilities and the tools to be able to engineer these natural killer cells, to enhance their potency, enhance our ability to traffic to specific targets, and enhance the durability. So, our next entrance of the clinic, which is a genetically modified natural killer cell will express a specific construct a CD 16 variant, which will increase the natural killer cells activity in ADCC, anti-tumor effects. We are also working towards advancing a number of candidates in the CAR NK space. And in parallel to that, because the placenta is such an ideal source of a variety of cells in the immune system. We're advancing technologies in placental CAR T cells as an off the shelf, highly scalable, one size fits all CAR T candidate to be an entrant into what we believe will be the next generation or the next iteration of CAR T therapy. As you know, autologous CAR T therapy, as remarkable and as important a breakthrough it has been certain logistical issues, certain scalability and economic issues call for there to be a next evolution, and we believe placental CAR T cells will be an important part of that. In addition, we've got deep experience using the native immunomodulatory and pro-regenerative activity of the population of pluripotent cells from the placenta to treat certain degenerative diseases and certain autoimmune diseases. And part of the strategy there is an extension of work that was done while we were the cellular therapeutics division of Celgene where we took placental pluripotent stem cells into patients with moderate to severe Crohn's disease and autoimmune disease, where the immune system attacks the lining of the gut. And as you probably know, based upon observations, that women with autoimmune diseases will often go into relatively profound immunologic improvements during pregnancy, which we believe might be related to some of these immunomodulatory cells. And in our in three clinical studies, a Phase1a, a Phase 1b, and a randomized, placebo controlled, double blinded Phase 2 study, we saw that simple infusions of these placental pluripotent cells over a period of five weeks at the beginning of the trial, sustained durable improvements in the disease state as measured by CDAI and other endpoints that were that were durable out to one year in patients who no longer were responsive to steroids or biologic agents. Now we see that as an important indicator that placental cells will have a role in immunomodulation in autoimmune disease, but we also saw it as a basis for taking these same cells into degenerative diseases, some of which are mediated through inflammation because both as an anti-inflammatory, what we call a cellular immunomodulator, we believe that this platform will be valuable in those diseases as well. Then you might have also noticed that the company is advancing technologies in the biological materials derived from the placenta during our manufacturing process. We have several products under FDA designation that are that are marketed. And we also have a developmental program in byproducts of these cells in the form of exosomes. So, the company is a very broadly based placental technology company that has the ability to leverage assets in immunotherapy, in degenerative diseases, and the future may hold even wider opportunities, much more mainstream set of clinical indications.

Greg Aurand - Noble Capital Markets

Thank you for that. I appreciate the response. I do a follow up question on the ecology programs. You mentioned that and you touched on it, but you have one in in glioblastoma multiforme, and they got particularly devastating disease hard to treat. What's your plans for that? And for that program? I think it's in Phase 1 or something like that at this point.

Dr. Robert Hariri

It's in Phase 1, we're enrolling patients and treating patients as we speak. You know, my background is in neurosurgery. And you're absolutely right, Greg. Glioblastoma is often described as one of the hopeless wastelands of developing novel therapeutics, we became compelled on the basis of preclinical work and the basis of some very exciting in vitro data on the ability of natural killer cells from the placenta to specifically target glioblastoma cells, that under the right clinical delivery system, we might see significant opportunity to control tumor burden in patients with that disease, most often those patients as you know, are managed after an excisional procedure, which gives us an opportunity to deliver our product both systemically and as you know, at the site of a surgical excision. But also, in the case of certain diseases like GBM (glioblastoma multiforme), blood brain barrier function allows for the delivery of certain cellular products, but we also are augmenting that with direct intracavitary delivery of the product as well. Now, we're optimistic about this, and this is you know, is a very difficult disease to manage. We do believe that failure of endogenous immunity plays an important role in glioblastoma both metastasizing as well as, as continuing to develop. And so, we are optimistic that at the right dose, with the right mode of delivery, we will get enough anti-tumor affects at the site of these malignancies to get better control than what's afforded by other agents.

Greg Noble Capital

One thing you touched on also in a slide was the brand-new research and manufacturing facility. What was the incentive or need to take on this big investment at this point in time in your life cycle?

Dr. Robert Hariri

Greg, that's a really important question. I'm glad that you asked. And so, if you go back in our company's history, and although we are currently as we're moving towards being a public company, from this short tenure as a private company, after a spinoff from Celgene, our company has as a two-decade long history of not only advancing the discovery research that led to selection of the placenta as the source material. But also, we recognize that as important and as powerful as the cellular platform is, the process of manufacturing and turning these cells into highly scalable cellular products is also part of the product as well. At Celgene, as the cellular therapeutics division, we recognized that turning over one of the most critical parts of developing an actual product, a cellular product to a third party, without the opportunity to do the innovative work, to do the discovery work and the development work, would shortchange our control of that technology. And we recognized that in the in the methods of isolating, characterizing, culture expanding and then selecting cells for therapeutics, there is a rich opportunity to enhance the intellectual property portfolio, but also to fine tune the methods of production in order to maximize the clinical attributes of the product. As an example, it's not that difficult to take a cell hand it off to a third party and have them culture expanded. But to do so, with careful attention to selecting for the phenotype and the characteristics of the phenotype of the finished product that will maximize the predictable performance of the cell in the clinic, to me was essential. As an engineer by training, a neurosurgeon and a scientist, but as an engineer by training, it was it was discomforting not to control what I believe was the single most important part of producing a product. So, at Celgene, we built all the cellular manufacturing infrastructure, which gave rise, for example, to Celgene’s entry into autologous CAR T therapy. And in fact, much of the infrastructure, which we developed now resides at Bristol Myers, a company that merged with Celgene upon our spin off. We believe that it was central to our success. Because we're so comfortable that our platform is the best platform in the industry, the placental platform, we were so convinced that deep expertise, and deep proprietary control of manufacturing would help us play a leading role in this field. So, the benefit of having done this before, having built manufacturing capabilities, having built teams, in quality systems, in analytics, etc. Having done that, we were in a perfect position to design and build our new headquarters, which houses 15, independent GMP manufacturing suites. We did so with specific attention of making sure that we always meet or exceed the highest standards of the regulatory community. That we meet or exceed the highest failure mode analysis. So, for example, as you know, many companies in this field of cellular medicine have suffered near fatal failures in manufacturing. In some cases, setting companies back a year or more. We never wanted that to be a problem. So, this facility was designed to allow us to parallel manufacture to commercial scale, multiple products under multiple shifts, and allow us to control not just the quality of the end product, but every innovation and invention that goes into getting there. So, it was a big investment, Greg, you know, you hit the nail on the head, one might say it's an important calculated risk. But we're designed for success here, this company is not a one trick pony, that is looking to take a single program through to registration, and then cut a deal to take that into commercialization. Our objective is to build a sustainable industry leading company grounded in our technology that has the ability to always innovate, so that we can drive up quality, drive up clinical performance, drive down cost. And right now, fortunately, in this environment, we're ideally poised to do that.

Greg Aurand - Noble Capital Markets

Terrific, you've reduced the risk and manufacturing by taking in house that's a very laudable position.

Where do you see Celularity in the next couple of years, if assuming you receive approval on one of your cancer registrations? And related to that, what other types of programs or indications and diseases are you trying to attack? You have a full pipeline at the present, but do you have other areas you are seeking to work into?

Dr. Robert Hariri

So, you know, Greg, I'm, I'm convinced, you know, I've been doing this for almost 25 years, I'm convinced, we have gone past that important point where cellular medicine is now established as a tool that will be used not just in serious life threatening diseases like cancer but will eventually migrate into the more common but clearly troublesome unmet medical needs, from cardiovascular disease, to metabolic disease, to even things like improving and maintaining human performance. Our strategy, because we have such a broad platform was to go after the highest unmet medical needs in diseases where for historic purposes and so on. We believe there was a highest probability of regulatory attention to get a product across the regulatory finish line, as a way of catalyzing our entry back into the clinic in more mainstream diseases. You know, the Crohn's program. I mean, one could argue that our data in Crohn's is compelling enough to focus all our attention there, but we don't see Crohn’s or autoimmune disease or degenerative disease as an end game for us. We see all these things as simply building on the fundamental power of this placental technology, building on the power of our 20 years’ experience in the field. And ultimately, we want to provide entrance into a variety of disease indications, as you probably remember, we were the first company to have an IND (Investigational New Drug Applications) for a cellular therapeutic product in COVID. Now COVID has taken a lot of twists and turns and obviously with the advent of vaccines and the deeply competitive nature in that field. We know recognize that our working COVID could be an entry to transform how infectious diseases are treated. And I'll be very clear with you. I believe that the treatment of viral illnesses and serious infectious diseases deserve a revolution. And I believe that revolution is going to be immunotherapy. Immunotherapy is intuitively a logical way to treat infectious diseases. And the same stress antigens recognized by our NK (Natural Killer) cells in cancer also recognize stress antigens on virally infected cells. So, the company is taking into account our ability to leverage success in cancer, registration in cancer, to move aggressively into these other areas. And again, the company is built to be a highly sustainable business. And you know, we're optimistic that a registration will open the floodgates for other clinical opportunities.

Greg Aurand - Noble Capital Markets

You have a tremendous opportunity. Appreciate that answer. Importantly, for a lot of people looking at Celularity, I believe you are in what's called a deSPACing process. When do you expect this to occur, when you get your ticker symbol, the timing, how does this all work out.

Dr. Robert Hariri

Many of you in the audience probably recognize SPACs are an alternative pathway to going public that became extremely popular over the last two years, we were very fortunate. We were moving towards a traditional crossover to an IPO round and a particularly important, special purpose acquisition corporation became known to us. We saw a remarkable fit; so, we chose that pathway. During the process of moving towards closing or deSPACing, the Securities Exchange Commission enacted certain new regulatory requirements for accounting of these special purpose acquisition corporations, which we have gone through, and I believe we've met all the requirements. So, we're anticipating being able to deSPAC in the next several weeks, I would estimate that by no later than the early part of July, we should be through the deSPAC process, trading as a public company under the symbol CELU. Which, you know for me, it's gratifying. You know, I spent the vast majority of my career in industry, at Celgene CELG. And you probably know that Celgene was a spinoff of Celanese. So, you know, the Celularity misspelling is very intentional Greg, it's to show the continuity between Celanese to Celgene to Celularity. So, we're incredibly grateful that we got that symbol today, trading in the GX SPAC, which is under the symbol GXGX is ongoing. And, you know, I'm extremely optimistic as a newly minted public company, we're going to be able to put that capital to good use, and aggressively prosecute our clinical programs.

Greg Aurand - Noble Capital Markets

Excellent. So the next several weeks, so you're going to become public, sometime in July. Is that correct, then?

Dr. Robert Hariri

Yeah, I believe I believe in the early part of July, we'll get through this deSpac and be a newly minted public company.

Greg Aurand - Noble Capital Markets

Excellent. One of the questions, I think that was touched on, you mentioned, human performance and longevity. What do you mean, what do you mean by that?

Dr. Robert Hariri

Exactly. So, you're touching on, you know, you can tell by all the gray in my beard, Greg, that I'm worried about maintaining performance. You know, I'm a surgeon by training. Earlier in my life, I was an athlete, everything hurts now, I'm in my 60s, everything hurts. I can tell you; I can tell you that we did some extremely exciting work many, many years ago. And we're not alone that has defined a relationship between the quality of your stem cell reservoir that lives in virtually every organ and tissue of your body, and your ability to maintain high performance, renovation and renewal of your tissues during your lifetime. And it's associated with better performance. It shouldn't be a surprise, if you've got good connective tissue, soft tissue, muscular tissue, those systems operate at high efficiency, high integrity. I'm convinced that the future in cellular medicine once we get through applying specific discrete cell types in things like immunotherapy will be to recharge the regenerative engine that helps maintain performance as we age. I don't like the term longevity and I'll tell you why. You know, when I give a talk about this, and I say how many in my audience here want to live to 150? The simple concept of adding years to life isn't attractive because the mindset is that a 150-year-old individual is extremely frail and feeble and so on. But when I asked folks, how many of you would like to live another 75 years exactly the way you are right now, everyone raises their hand. My belief is that the way to do that is to maintain the quality and integrity of this stem cell reservoir, which is your regenerative engine. It's what keeps you humming and ticking. And as a lifelong aviator, you know, I fly airplanes that are 40 or 50 years old, they get rebuilt every 10 to 12 years, and they get rebuilt back to perfection. I believe the future in cellular medicine may include a strategy like that.

Greg Aurand - Noble Capital Markets

Excellent response. That sounds interesting. It opens the door for all kinds of opportunities there as well to extend life, especially when it comes to brain function. I think that's some people not just the physical aspects, but also the mental aspects. I appreciate that indeed.

Dr. Robert Hariri

You know, Greg, you're so right, because the truth is high performance, healthy aging, you've got to keep high performance, mobility, high performance, cognition, youthful aesthetics, and a high performing immune system. If you can do that, extra years are worth it.

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Additional Information and Where to Find It

GX Acquisition Corp. (“GX”) has filed an amended registration Statement with the U.S. Securities and Exchange Commission (“SEC”) on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement to be distributed to holders of GX’s common stock in connection with GX’s solicitation of proxies for the vote by GX’s stockholders with respect to a proposed business combination (the “Business Combination”) between GX and Celularity Inc. (“Celularity”) and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to Celularity’s stockholders in connection with the Business Combination. After the Registration Statement has been declared effective, GX will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the Business Combination set forth in the Registration Statement. GX’s stockholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement / prospectus contained therein, and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with GX’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about GX, Celularity and the Business Combination. Stockholders may also obtain a copy of the preliminary proxy statement/prospectus or, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by GX, without charge, at the SEC’s website located at www.sec.gov or by directing a request to GX Acquisition Corp., 1325 Avenue of the Americas, 25th Floor, New York, NY 10019.

Participants in the Solicitation

GX and its directors and officers may be deemed participants in the solicitation of proxies of GX’s stockholders in connection with the Business Combination. GX’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GX in GX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 4, 2021, GX’s Definitive Proxy Statement on Schedule 14A, which was filed with the SEC on December 4, 2020, the Registration Statement, which was initially filed with the SEC on January 25, 2021 and amended on March 29, 2021, April 23, 2021 and June 7, 2021, including the preliminary proxy statement/prospectus contained therein, and GX’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 14, 2021.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GX’s stockholders in connection with the Business Combination and other matters to be voted upon at the special meeting will be set forth in the registration statement for the Business Combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination is included in the Registration Statement for the Business Combination.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Celularity, the combined company or GX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward Looking Statements

This communication contains, or incorporates by reference, “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements regarding GX’s, GX’s management team’s, Celularity’s and Celularity’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “can,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “strive,” “target,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this communication may include, for example: (i) the ability to consummate the Business Combination, (ii) the expected benefits of the Business Combination; (iii) the financial and business performance of Celularity, (iv) the inability to complete the PIPE Investment; (v) the success and timing of Celularity’s cellular therapeutic development activities and initiating clinical trials; (vi) the success and timing of Celularity’s planned clinical trials; (vii) Celularity’s ability to obtain and maintain regulatory approval of any of Celularity’s therapeutic candidates; (viii) Celularity’s plans to research, discover and develop additional therapeutic candidates, including by leveraging genetic engineering and other technologies and expanding into additional indications; (ix) Celularity’s ability to expand its manufacturing capabilities, and to manufacture Celularity’s therapeutic candidates and scale production; (x) Celularity’s ability to meet certain milestones; (xi) changes in Celularity’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; (xii) the implementation, market acceptance and success of Celularity’s business model; (xiii) developments and projections relating to Celularity’s competitors and industry; (xiv) the impact of health epidemics, including the COVID-19 pandemic, on Celularity’s business and the actions Celularity may take in response thereto; (xv) Celularity’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others; (xvi) expectations regarding the time during which GX will be an emerging growth company under the JOBS Act; (xvii) Celularity’s future capital requirements and sources and uses of cash; (xviii) Celularity’s ability to obtain funding for its operations; (xix) Celularity’s business, expansion plans and opportunities; and (xx) the outcome of any known and unknown litigation and regulatory proceedings. These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. These risks and uncertainties may be amplified by the COVID- 19 pandemic, which has caused significant economic uncertainty. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither GX nor Celularity presently know, or that GX or Celularity currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect GX’s and Celularity’s expectations, plans, or forecasts of future events and views as of the date of this communication. GX and Celularity anticipate that subsequent events and developments will cause GX’s and Celularity’s assessments to change. Accordingly, forward-looking statements should not be relied upon as representing GX’s or Celularity’s views as of any subsequent date, and GX does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Additional risks and uncertainties are identified and discussed in GX’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.